UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Sequential Brands Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

81734P107

(CUSIP Number)

Andrew J. Nussbaum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81734P107

1	NAME OF REPORTING PERSON Martha Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,433 (1)
	8	SHARED VOTING POWER 8,096,804 (2)
	9	SOLE DISPOSITIVE POWER 14,433 (1)
	10	SHARED DISPOSITIVE POWER 8,096,804 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,111,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 4,848 shares of common stock, par value $0.01 per share (the “New Sequential Common Stock”), of Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.), a Delaware corporation (the “Issuer”) held directly by the Reporting Person and (ii) 9,585 shares of New Sequential Common Stock held by the Martha Stewart 1999 Family Trust (the “1999 Trust”), of which the Reporting Person is a co-trustee and holds sole decision-making authority with respect to investment of the assets of the 1999 Trust.
(2)	Includes (i) 51,913 shares of New Sequential Common Stock held by the Martha and Alexis Stewart Charitable Foundation, of which the Reporting Person is a co-trustee, (ii) 11,981 shares of New Sequential Common Stock held by the Martha Stewart 2000 Family Trust, of which the Reporting Person is a co-trustee and (iii) 8,032,910 shares of New Sequential Common Stock owned by Martha Stewart Family Limited Partnership and indirectly owned by the Reporting Person as the sole trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.
(3)	Based upon a total of 60,454,373 shares of New Sequential Common Stock outstanding as of December 4, 2015, which number was indicated to the Reporting Person by the Issuer.

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CUSIP NO. 81734P107

1	NAME OF REPORTING PERSON The Martha Stewart Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,032,910
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,032,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,032,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (4)
14	TYPE OF REPORTING PERSON PN

(4)	Based upon a total of 60,454,373 shares of New Sequential Common Stock outstanding as of December 4, 2015, which number was indicated to the Reporting Person by the Issuer.

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “New Sequential Common Stock”), of Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.), a Delaware corporation (the “Issuer”). The Issuer is the successor by merger to SQBG, Inc. (f/k/a Sequential Brands Group, Inc.), a Delaware corporation (“Old Sequential”), as a result of the business combination described in Item 3 below. The principal executive offices of the Issuer are located at 5 Bryant Park, 30th Floor, New York, NY 10018.

Item 2.	Identity and Background.

(a) This statement is filed by (i) Martha Stewart and (ii) Martha Stewart Family Limited Partnership (“MSFLP”). By virtue of the relationships described in Item 5 below, Ms. Stewart and MSFLP may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

(b) The address of the principal office of Ms. Stewart is 601 West 26th Street, New York, New York 10001. The address of the principal office of MSFLP is 48 Girdle Ridge Road, Katonah, New York 10536.

(c) The principal occupation of Ms. Stewart is serving as the Founder and Chief Creative Officer of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Martha Stewart is a United States citizen. MSFLP is a limited partnership organized under the laws of the State of Connecticut.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 22, 2015, Old Sequential, Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Madeline Merger Sub”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO”), and the Issuer entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”). On December 4, 2015 (the “Effective Time”), subject to the terms and conditions of the Merger Agreement, Singer Merger Sub was merged with and into Old Sequential, with Old Sequential surviving the merger as a wholly owned subsidiary of the Issuer (the “Sequential Merger”), and Madeline Merger Sub was merged with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of the Issuer (the “MSLO Merger”, and collectively with the Sequential Merger, the “Mergers”). As a result of the Mergers, the Issuer became the ultimate parent of Old Sequential, MSLO and their respective subsidiaries. Additionally, MSLO and Old Sequential ceased to be publicly traded companies, and the Issuer continued as a publicly traded company as the successor issuer to Old Sequential pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended. The Issuer changed its name from “Singer Madeline Holdings, Inc.” to “Sequential Brands Group, Inc.”, with its shares of New Sequential Common Stock traded on the Nasdaq Stock Market under the symbol “SQBG”.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, all existing MSLO stockholders received, at their election and subject to proration, $6.15 in shares of New Sequential Common Stock or cash, or some combination thereof based upon their election and subject to proration, for each share of Class A Common Stock, par value $0.01, of MSLO and each share of Class B Common Stock, par value $0.01, of MSLO (collectively, the “MSLO Common Stock”) they owned immediately prior to the Effective Time in accordance with the terms of the Merger Agreement. Additionally, each share of common stock, par value $0.001, of Old Sequential (the “Old Sequential Common Stock”) immediately prior to the Effective Time was converted into one share of New Sequential Common Stock, such that each Old Sequential stockholder received, for each share of Old Sequential Common Stock owned, one share of New Sequential Common Stock. Derivative securities relating to Old Sequential Common Stock were converted into derivative securities relating to an equal number of shares of New Sequential Common Stock, subject to rounding, with substantially the same terms and conditions (including vesting schedule and exercise price, as applicable).

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At the Effective Time and pursuant to the Mergers, (a) the 14,748 shares of MSLO Common Stock held by Ms. Stewart prior to the Effective Time were converted to 4,848 shares of New Sequential Common Stock and cash and (b) the 24,984,629 shares of MSLO Common Stock held by MSFLP prior to the Effective Time were converted to 8,032,910 shares of New Sequential Common Stock and cash. In addition, (a) the 721,112 shares of MSLO Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), of which Ms. Stewart is a co-trustee, prior to the Effective Time were converted to 51,913 shares of New Sequential Common Stock and cash, (b) the 29,816 shares of MSLO Common Stock held by the Martha Stewart 1999 Family Trust (the “1999 Trust”), of which Ms. Stewart is a co-trustee, prior to the Effective Time were converted to 9,585 shares of New Sequential Common Stock and cash and (c) the 37,270 shares of MSLO Common Stock held by the Martha Stewart 2000 Family Trust (the “2000 Trust”), of which Ms. Stewart is a co-trustee, prior to the Effective Time were converted to 11,981 shares of New Sequential Common Stock and cash.

The foregoing summary of the Mergers and the Merger Agreement is qualified in its entirety by reference to the Agreement and Plan of Merger filed as Exhibit 7.1 herewith and the Letter Agreement filed as Exhibit 7.2 herewith, both of which are incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is hereby incorporated by reference and Item 6 below are hereby incorporated by reference.

The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other shares of New Sequential Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of New Sequential Common Stock which they now own or may hereafter acquire from the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

All share percentage calculations in this Schedule 13D are based on 60,454,373 shares of New Sequential Common Stock outstanding as of December 4, 2015, which number was indicated to the Reporting Persons by the Issuer and consists of (a) 40,436,798 shares of New Sequential Common Stock which were converted from the same number of shares of Old Sequential Common Stock in connection with the consummation of the transactions pursuant to the Merger Agreement, plus (b) 20,017,575 shares of New Sequential Common Stock issued in connection with the consummation of the transactions pursuant to the Merger Agreement to stockholders that held MSLO Common Stock immediately prior to the Effective Time.

(a) (i) Amount beneficially owned:

MARTHA STEWART: Ms. Stewart may be deemed to beneficially own 8,111,237 shares of New Sequential Common Stock. This number includes (i) 4,848 shares of New Sequential Common Stock held directly by Ms. Stewart, (ii) 51,913 shares of New Sequential Common Stock held by the Martha and Alexis Stewart Charitable Foundation, of which Ms. Stewart is a co-trustee, (iii) 11,981 shares of New Sequential Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee, (iv) 9,585 shares of New Sequential Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is a co-trustee and (v) 8,032,910 shares of New Sequential Common Stock owned by Martha Stewart Family Limited Partnership and indirectly owned by Ms. Stewart as the sole trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

MSFLP: 8,032,910 shares of New Sequential Common Stock.

(ii) Percent of class:

MARTHA STEWART: 13.4%

MSFLP: 13.3%.

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(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

MARTHA STEWART: Ms. Stewart holds sole voting power with respect 14,433 shares of New Sequential Common Stock as follows: (i) 4,848 shares of New Sequential Common Stock held directly by Ms. Stewart and (ii) 9,585 shares of New Sequential Common Stock held by the 1999 Trust of which Ms. Stewart is a co-trustee and holds sole decision-making authority with respect to investment of the assets of the 1999 Trust.

MSFLP: 0 shares.

(ii) Shared power to vote or to direct the vote:

MARTHA STEWART: Ms. Stewart shares voting power with respect to 8,096,804 shares of New Sequential Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Alexis Stewart, a co-trustee, with respect to the 51,913 shares of New Sequential Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 11,981 shares of New Sequential Common Stock held by the 2000 Trust and (iii) Ms. Stewart shares voting power with MSFLP with respect to the 8,032,910 shares of New Sequential Common Stock indirectly by Ms. Stewart as the trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

MSFLP: 8,032,910 shares.

(iii) Sole power to dispose or to direct the disposition:

MARTHA STEWART: Ms. Stewart holds sole dispositive power with respect 14,433 shares of New Sequential Common Stock as follows: (i) 4,848 shares of New Sequential Common Stock held directly by Ms. Stewart and (ii) 9,585 shares of New Sequential Common Stock held by the 1999 Trust of which Ms. Stewart is a co-trustee and holds sole decision-making authority with respect to investment of the assets of the 1999 Trust.

MSFLP: 0 shares.

(iv) Shared power to dispose or to direct the disposition:

MARTHA STEWART: Ms. Stewart shares dispositive power with respect to 8,096,804 shares of New Sequential Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Alexis Stewart, a co-trustee, with respect to the 51,913 shares of New Sequential Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 11,981 shares of New Sequential Common Stock held by the 2000 Trust and (iii) Ms. Stewart shares voting power with MSFLP with respect to the 8,032,910 shares of New Sequential Common Stock indirectly by Ms. Stewart as the trustee of the Martha Stewart 2012 Revocable Trust, the sole general partner of MSFLP.

MSFLP: 8,032,910 shares.

(c) Except as disclosed in this 13D, no Reporting Person has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d) Except as described in Item 5(b), no person other than each respective owner referred to therein of New Sequential Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such New Sequential Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2015, Ms. Stewart and the Issuer entered into an Employment Agreement, effective as of the closing of the Mergers (December 4, 2015) (the “Employment Agreement”), in which the Issuer agreed, among other things, that Ms. Stewart receive an interim appointment to serve as a member of the Issuer’s board of directors (the “Board”) and Issuer agreed that Ms. Stewart shall continue to be nominated to serve as a member of the Board during (i) the term of her employment thereunder (and, as applicable, a period in which she serves as a part-time consultant/brand ambassador for the Issuer), and (ii) any period in which Ms. Stewart (whether through affiliates or otherwise) beneficially owns at least (a) six percent (6%) of the total outstanding equity in the Issuer, or (b) two-thirds (2/3) of the total shares of the Issuer which were beneficially owned by Ms. Stewart (whether through affiliates or otherwise) as of December 4, 2015. Accordingly, Ms. Stewart became a member of the Board on December 4, 2015. The Employment Agreement is attached hereto as Exhibit 7.3 and is incorporated herein by reference.

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Also on June 22, 2015, Martha Stewart, MSFLP, Alexis Stewart, the 1999 Trust, the 2000 Trust and the Foundation (collectively, the “Stewart Stockholders”) entered into a Registration Rights Agreement, effective as of the closing of the Mergers (December 4, 2015) (the “Registration Rights Agreement”) with the Issuer, which grants the Stewart Stockholders certain “demand” registration rights for up to two offerings of greater than $15 million each, certain “S-3” registration rights for up to three offerings of greater than $5 million each and “piggyback” registration rights with respect to the shares of New Sequential Common Stock held by the Stewart Stockholders (whether issued pursuant to the Merger Agreement or acquired thereafter) and their transferees. All reasonable expenses incident to such registrations generally are required to be borne by the Issuer. The Registration Rights Agreement is attached hereto as Exhibit 7.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Schedule I	Joint Filing Agreement, dated December 14, 2015, between Martha Stewart and the Martha Stewart Family Limited Partnership

7.1	Agreement and Plan of Merger, dated as of June 22, 2015, by and among SQBG, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4/A filed on October 22, 2015).

7.2	Letter Agreement, dated as of October 22, 2015, by and among SQBG, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4/A filed on October 22, 2015).

7.3

Employment Agreement, dated as of June 22, 2015, by and between Sequential Brands Group, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-4/A filed on October 22, 2015).

7.4	Registration Rights Agreement, dated as of June 22, 2015, by and between Singer Madeline Holdings, Inc. and certain stockholders of MSLO (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-4/A filed on October 22, 2015).

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SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015	/s/ Martha Stewart
Martha Stewart

THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP

	By:	/s/ Martha Stewart
Martha Stewart, in her capacity as trustee of the Martha Stewart 2012 Revocable Trust, the General Partner

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Schedule I

Joint Filing Agreement, dated December 14, 2015, among the signatories to this Schedule 13D.

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: December 14, 2015	/s/ Martha Stewart
Martha Stewart

THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP

	By:	/s/ Martha Stewart
Martha Stewart, in her capacity as trustee of the Martha Stewart 2012 Revocable Trust, the General Partner